February 24, 2012
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

 Statement on News Report about Advantest Corporation

Certain news outlets released a news report dated February 24, 2012 concerning AIJ Investment Advisors Co., Ltd. (“AIJ”) which contained a section that mentioned Advantest Corporation.

While Advantest Corporation is indeed a client of AIJ, it does not currently have any accurate information concerning this matter.

Advantest Corporation will make prompt disclosure in the event it identifies reasons necessitating revisions to its business results forecast.